FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2007

Commission File Number: 1-07952

KYOCERA CORPORATION

6 Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F        X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                        No        X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION

/s/ Akihiko Toyotani
Akihiko Toyotani
General Manager of Finance Division
Date: April 26, 2007

Information furnished on this form :

EXHIBITS

Exhibit Number
1.	Consolidated and Non-consolidated Financial Results for the Year Ended March 31, 2007
2.	Notice Regarding Election of Accounting Auditor

Consolidated Results of Kyocera Corporation and its Subsidiaries

for the Year Ended March 31, 2007

The consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America.

1. Consolidated financial information for the year ended March 31, 2007 :

(1)	Consolidated results of operations :

	Japanese yen
	Years ended March 31,
	2006	2007
Net sales	¥1,173,544 million	¥1,283,897 million
% change from the previous year	(0.0)%	9.4%
Profit from operations	99,695 million	135,102 million
% change from the previous year	2.1%	35.5%
Income from continuing operations before income taxes	117,237 million	156,540 million
% change from the previous year	12.7%	33.5%
Net income	69,696 million	106,504 million
% change from the previous year	51.8%	52.8%
Earnings per share :
Basic	¥371.68	¥566.03
Diluted	371.43	564.79
Return on equity	5.7%	7.6%
Income from continuing operations before income taxes to total assets	6.4%	7.7%
Profit from operations to net sales	8.5%	10.5%

Notes :

1. Equity in earnings (losses) of affiliates and unconsolidated subsidiaries :

Year ended March 31, 2007 :	¥2,621 million
Year ended March 31, 2006 :	¥(1,216) million

2. In accordance with Statement of Financial Accounting Standards No.144, “Accounting for the Impairment of Disposal of Long-Lived Assets,” the consolidated statements of income for the year ended March 31, 2006 have been retrospectively reclassified as for the discontinued operations.

(2)	Consolidated financial position :

	Japanese yen
	March 31,
	2006	2007
Total assets	¥1,931,522 million	¥2,130,464 million
Stockholders’ equity	1,289,077 million	1,514,560 million
Stockholders’ equity to total assets	66.7%	71.1%
Stockholders’ equity per share	¥6,865.75	¥8,028.45

(3)	Consolidated cash flows :

Japanese yen
Years ended March 31,
	2006	2007
Cash flows from operating activities	¥171,077 million	¥149,644 million
Cash flows from investing activities	(165,467) million	(151,703) million
Cash flows from financing activities	(23,289) million	(20,645) million
Cash and cash equivalents at end of year	300,809 million	282,208 million

2.	Dividends :

	Japanese yen
	Years ended March 31,		Year ending March 31,
	2006	2007	2008
Interim dividends per share	¥50	¥50	—
Year-end dividends per share	50	60	—
Annual dividends per share	100	110	¥110
Annual aggregate amount of dividends paid	18,760	20,719	—
Dividends to net income	26.9%	19.4%	20.1%
Dividends to stockholders’ equity	1.5%	1.5%	—

Note :

Dividends per share for the year ending March 31, 2008 are forecasted to be 110 yen on annual basis.

3.	Consolidated financial forecast for the year ending March 31, 2008 :

Japanese yen
Year ending March 31, 2008
Net sales	¥1,330,000 million
% change from the previous year	3.6%
Profit from operations	¥151,000 million
% change from the previous year	11.8%
Income from continuing operations before income taxes	¥166,000 million
% change from the previous year	6.0%
Net income	¥103,000 million
% change from the previous year	(3.3)%

Note :

Forecast of earnings per share :                             ¥546.21

Earnings per share amount is computed based on Statement of Financial Accounting Standards No.128.

Forecast of earnings per share is computed based on the diluted average number of shares outstanding during the year ended March 31, 2007.

4. Others

(1) Changes in scope of consolidation and application of the equity method :

	Consolidation	Equity method
Increase	7	0
Decrease	8	2

Please refer to the accompanying “BASIS OF PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS” on page 30.

(2) Change in accounting policies :

There were changes in accounting policies due to new accounting standards.

Please refer to the accompanying “BASIS OF PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS” on page 30.

(3) Number of shares (common stock) :

	March 31,
	2006	2007
Number of shares issued	191,309,290	191,309,290
Number of shares in treasury	3,554,540	2,660,201
Number of shares outstanding (average)	187,513,918	188,160,482

(Reference) Outline of Non-Consolidated Results for Kyocera Corporation

1. Results for the year ended March 31, 2007 :

(1)	Results of operations :

	Japanese yen
	Years ended March 31,
	2006	2007
Net sales	¥477,379 million	¥531,557 million
% change from the previous year	(3.2)%	11.3%
Profit from operations	39,937 million	49,432 million
% change from the previous year	18.1%	23.8%
Recurring profit	68,182 million	73,729 million
% change from the previous year	2.6%	8.1%
Net income	68,712 million	62,029 million
% change from the previous year	100.2%	(9.7)%

Earnings per share :
Basic	¥366.07	¥329.66
Diluted	¥365.83	¥328.94

(2) Financial Position :
	Japanese yen
	March 31,
	2006	2007
Total assets	¥1,389,396 million	¥1,611,891 million
Net assets	1,132,261 million	1,286,361 million
Net assets to total assets	81.5%	79.8%
Net assets per share	6,030.17	6,818.80
Stockholders’ equity (Reference)	1,132,261 million	1,286,361 million

With regard to forecasts set forth above, please refer to the accompanying “Forward Looking Statements” on page 13.

Business Results

1. Business Results for the Year Ended March 31, 2007

(1)	Economic Situation and Business Environment

Despite slow growth in individual consumption, the Japanese economy expanded moderately during the year ended March 31, 2007 (fiscal 2007) due to increasing capital expenditures on the back of rising corporate earnings supported by strong exports. The U.S. economy continued to expand steadily on account of growth in private capital investment, although signs of a decrease in housing investment began to appear in the second half of fiscal 2007. Increasing capital expenditures and exports drove ongoing growth in the European economy. The Chinese economy remained buoyant due to persistent growth in corporate production activities and exports.

In the digital consumer equipment market, which is the principal market for Kyocera Corporation and its consolidated subsidiaries (“Kyocera Group” or “Kyocera”), a significant year-on-year increase in production of mobile phone handsets and digital TVs coupled with expanded production of new game consoles led to strong demand for components for these electronic devices.

(2)	Consolidated Financial Results

During fiscal 2007, efforts were made to strengthen Kyocera’s “Amoeba Management System,” which is the unique management control system of Kyocera, in order to revitalize all business segments (“operational excellence”) within Kyocera Group and to boost ability to achieve goals (“executional excellence”) across Kyocera Group. Amid a favorable market environment manifesting strong demand for digital consumer equipment throughout fiscal 2007, Kyocera Group worked aggressively to launch new products and to improve productivity with the goal of achieving continuous sales expansion and high profitability. As a result, sales and profits increased in both the Components and the Equipment Businesses compared with the year ended March 31, 2006 (fiscal 2006).

Consolidated net sales for fiscal 2007 amounted to ¥1,283,897 million, an increase of 9.4% compared with fiscal 2006. Sales in each of the four reporting segments in the Components Business increased over 10% as compared with fiscal 2006. Sales also increased in the Equipment Business due to higher sales in the Telecommunications Equipment Group and the Information Equipment Group.

All reporting segments in the Components and the Equipment Businesses recorded increases in profits. Profit from operations increased by 35.5% to ¥135,102 million, and income from continuing operations before income taxes and minority interests increased by 33.5% to ¥156,540 million. Net income increased by 52.8% to ¥106,504 million compared to fiscal 2006 due to tax refunds of ¥4,305 million pursuant to the voidance of a portion of the tax assessment relating to transfer pricing adjustment.

	(Yen in millions, except per share amounts and exchange rate)
	Years ended March 31,				Increase (Decrease) (%)
	2006		2007
	Amount	% of net sales	Amount	% of net sales
Net sales	1,173,544	100.0	1,283,897	100.0	9.4
Profit from operations	99,695	8.5	135,102	10.5	35.5
Income from continuing operations before income taxes	117,237	10.0	156,540	12.2	33.5
Net income	69,696	5.9	106,504	8.3	52.8
Diluted earnings per share	371.43	—	564.79	—	52.1
Average US$ exchange rate	113	—	117	—	—
Average Euro exchange rate	138	—	150	—	—

Note 1. Kyocera sold its shares in Kyocera Leasing Co., Ltd., a subsidiary engaged in financing services; as a result, business results and profit on sales for Kyocera Leasing Co., Ltd. for fiscal 2007 have been recorded as income from discontinued operations in conformity with accounting principles generally accepted in the U.S. Figures for fiscal 2006 have been retrospectively reclassified. As a result, reclassified consolidated net sales for fiscal 2006 decreased by ¥7,945 million compared with the result previously announced, reclassified operating profit decreased by ¥3,512 million and income from continuing operations before income taxes for fiscal 2006 decreased by ¥4,151 million, respectively.

(3)	Implemented Management Measures and Significant Decision

1) Effective April 1, 2006, Kyocera shifted to a new management system. The executive officer system undertaken by the officers with the titles of Chief Executive Officer, Chief Financial Officer and Chief Operating Officer was abandoned, and a new system was introduced in which the President, Representative Director and Executive Officers have total responsibility for formulation and execution of group management strategies.

2) In July 2006, Kyocera Kinseki Corporation acquired Hertz Technology Inc. as a wholly-owned subsidiary in order to further enhance its crystal products business. Through this move, the Kyocera Group will gain new technology for tuning-fork crystal units, demand for which is expected to grow for mobile phones and mobile music players, in particular, and thus expand its business as a total crystal device manufacturer. A wide range of products will be developed in the crystal products business going forward. Hertz Technology Inc. was renamed Kyocera Kinseki Hertz Corporation on October 1, 2006.

3) As part of its policy of business selection and concentration, Kyocera transferred its shares of Kyocera Leasing Co., Ltd., a subsidiary engaged in financing, to Diamond Lease Company Limited in August 2006. In line with this, ¥5,175 million was recorded as income from discontinued operations.

4) In the fiscal year ended March 31, 2005, Kyocera Corporation recorded ¥12,748 million as additional taxes accompanying the receipt of a tax assessment notice based on transfer pricing adjustments from the Osaka Regional Taxation Bureau. On May 24, 2005, Kyocera filed a notice of complaint in respect of such assessment with the Bureau. On September 25, 2006, Kyocera Corporation received decision letter from the Bureau that voided a portion of the original assessment. In accordance with this decision, ¥4,305 million of tax refunds, including local taxes, was recognized as tax refunds in fiscal 2007. Kyocera Corporation remains in disagreement with the decision concerning the portion of the original assessment that was not voided, and therefore, on October 23, 2006, Kyocera submitted a written claim for examination with the Osaka Board of Tax Appeals. Furthermore, with the objective of avoiding duplicate taxation within Kyocera Group, a notice stating mutual agreement with the United States was submitted to the National Tax Agency on December 26, 2006.

(4)	Consolidated Financial Results by Reporting Segment

Components Business:

Sales in the Components Business increased by 11.9% compared with fiscal 2006 due to rising demand for digital consumer equipment such as mobile phone handsets, digital TVs and new game consoles. Operating profit in the Components Business increased by 34.6% as a result of improved profitability achieved through the effects of sales growth and reinforcement of the “Amoeba Management System.”

Consolidated results by reporting segment in the Components Business are as follows.

1) Fine Ceramic Parts Group

Sales and operating profit in this reporting segment increased compared with fiscal 2006 due primarily to increased demand for ceramic parts for semiconductor fabrication equipment, spurred by strong production activities in the semiconductor industry.

2) Semiconductor Parts Group

Sales and operating profit in this reporting segment increased compared with fiscal 2006 due to rising demand for ceramic packages used in mobile phone handsets and digital cameras.

3) Applied Ceramic Products Group

Sales and operating profit in this reporting segment increased compared with fiscal 2006 due to sales growth of solar energy products, particularly in the European market, combined with increasing sales of medical materials and cutting tools.

4) Electronic Device Group

Both sales and operating profit increased substantially in this reporting segment compared with fiscal 2006. Sales of capacitors, crystal-related components and connectors, etc., expanded due to strong production activity for digital consumer equipment. In addition, AVX Corporation, a U.S. subsidiary, improved its performance.

Equipment Business:

Sales in the Equipment Business increased by 7.8% compared with fiscal 2006 due to increased sales in the Telecommunications Equipment Group and the Information Equipment Group. Through the positive effect of increased sales in the Information Equipment Group, combined with improved profitability in the Telecommunications Equipment Group and the Optical Equipment Group, operating profit for the Equipment Business increased by 71.0% compared with fiscal 2006.

Consolidated results by reporting segment in the Equipment Business are as follows.

1) Telecommunications Equipment Group

Sales in this reporting segment increased compared with fiscal 2006 due to higher sales of new mobile phone handsets in Japan and overseas. Operating profit improved due to the positive effect of increased sales in the domestic mobile phone handset business and a reduction in loss at Kyocera Wireless Corp., a U.S. subsidiary.

2) Information Equipment Group

Sales in this reporting segment increased compared with fiscal 2006 due to expanded sales of digital multifunctional products and printers overseas resulting from aggressive introduction of new products and enhanced marketing activities. The positive effect of sales growth, as well as the yen’s depreciation against the Euro and the U.S. dollar, led to an increase in operating profit.

3) Optical Equipment Group

Sales in this reporting segment decreased compared with fiscal 2006 due mainly to the downsizing of the camera business, while operating loss was reduced through decreased expenses for structural reforms.

Others:

Sales in this reporting segment increased compared with fiscal 2006 due mainly to growth in the telecommunications engineering business at Kyocera Communication Systems Co., Ltd. Although profit grew at Kyocera Chemical Corporation, operating profit in this reporting segment slightly declined as a result of impairment of goodwill at a Japanese subsidiary.

Consolidated Sales by Reporting Segment

	(Yen in millions)
	Years ended March 31,				Increase (Decrease) %
	2006		2007
	Amount	% of net sales	Amount	% of net sales
Fine Ceramic Parts Group	69,373	5.9	81,326	6.3	17.2
Semiconductor Parts Group	135,299	11.6	152,292	11.9	12.6
Applied Ceramic Products Group	117,555	10.0	131,103	10.2	11.5
Electronic Device Group	259,592	22.1	286,156	22.3	10.2

Total Components Business	581,819	49.6	650,877	50.7	11.9
Telecommunications Equipment Group	229,035	19.5	251,183	19.6	9.7
Information Equipment Group	249,381	21.2	268,781	20.9	7.8
Optical Equipment Group	14,947	1.3	11,704	0.9	(21.7)

Total Equipment Business	493,363	42.0	531,668	41.4	7.8
Others	117,409	10.0	125,656	9.8	7.0
Adjustments and eliminations	(19,047)	(1.6)	(24,304)	(1.9)	—

Net sales	1,173,544	100.0	1,283,897	100.0	9.4

Consolidated Operating Profit by Reporting Segment

	(Yen in millions)
	Years ended March 31,				Increase (Decrease) %
	2006		2007
	Amount	% of segment sales	Amount	% of segment sales
Fine Ceramic Parts Group	11,014	15.9	15,677	19.3	42.3
Semiconductor Parts Group	17,742	13.1	22,210	14.6	25.2
Applied Ceramic Products Group	21,876	18.6	22,334	17.0	2.1
Electronic Device Group	27,170	10.5	44,487	15.5	63.7

Total Components Business	77,802	13.4	104,708	16.1	34.6
Telecommunications Equipment Group	(1,706)	—	291	0.1	—
Information Equipment Group	26,412	10.6	33,970	12.6	28.6
Optical Equipment Group	(5,774)	—	(1,895)	—	—

Total Equipment Business	18,932	3.8	32,366	6.1	71.0
Others	8,983	7.7	8,776	7.0	(2.3)

Operating profit	105,717	9.0	145,850	11.4	38.0

Corporate	12,785	—	8,569	—	(33.0)
Equity in (losses) earnings of affiliates and unconsolidated subsidiaries	(1,216)	—	2,621	—	—
Adjustments and eliminations	(49)	—	(500)	—	—

Income from continuing operations before income taxes	117,237	10.0	156,540	12.2	33.5

Note 2. Commencing in fiscal 2007, net sales and operating profit of the Precision Machine Division of Kyocera Corporation, formerly included within “Corporate,” have been reclassified into “Others.” Accordingly, previously reported net sales and operating profit of these reporting segments for fiscal 2006 have been retrospectively reclassified.

Note 3. For the reasons set forth in Note 1 on page 5 and Note 2 above, net sales of “Others” in fiscal 2006 decreased by ¥7,565 million and “Adjustments and eliminations” increased by ¥(380) million compared with those previously announced. Also, operating profit of “Others” in fiscal 2006 decreased by ¥3,577 million, “Corporate” decreased by ¥573 million and “Adjustments and eliminations” increased by ¥(1) million compared with those previously announced.

(5)	Consolidated Sales by Geographic Area

	(Yen in millions)
	Years ended March 31,				Increase (Decrease) (%)
	2006		2007
	Amount	% of net sales	Amount	% of net sales
Japan	467,035	39.8	496,959	38.7	6.4
USA	253,696	21.6	274,361	21.4	8.1
Asia	198,731	16.9	216,663	16.9	9.0
Europe	184,351	15.7	210,726	16.4	14.3
Others	69,731	6.0	85,188	6.6	22.2

Net sales	1,173,544	100.0	1,283,897	100.0	9.4

Note 4. For the reasons set forth in Note 1 on page 5, consolidated sales in Japan in fiscal 2006 decreased by ¥7,945 million, compared with those previously announced.

1) Japan

Sales increased compared with fiscal 2006 due to large growth for mobile phone handsets and products in the Fine Ceramic Parts Group.

2) United States of America

Sales increased compared with fiscal 2006 due to growth in mobile phone handsets and products in the Semiconductor Parts Group and the Information Equipment Group.

3) Asia

Sales increased compared with fiscal 2006 due to growth for products in the Electronic Device Group and the Semiconductor Parts Group.

4) Europe

Sales increased largely compared with fiscal 2006 due to growth for the Information Equipment Group coupled with growth in the Electronic Device Group and solar energy products.

5) Others

Sales increased significantly compared with fiscal 2006 due mainly to growth for mobile phone handsets.

(6)	Capital Expenditures and Depreciation

	(Yen in millions)
	Years ended March 31,				Increase (Decrease) (%)
	2006		2007
	Amount	% of net sales	Amount	% of net sales
Capital expenditures	88,860	7.6	69,896	5.4	(21.3)
Depreciation	62,942	5.4	70,155	5.5	11.5

Note 5. For the reasons set forth in Note 1 on page 5, capital expenditures in fiscal 2006 decreased by ¥1,411 million and the depreciation decreased by ¥76 million, compared with those previously announced.

During fiscal 2007, Kyocera made capital expenditures particularly to increase production capacity in the Electronic Device Group. However, overall capital expenditures in fiscal 2007 decreased compared with fiscal 2006, which included large-scale capital expenditures such as the establishment of new production bases in the organic package business and the solar energy business. On the other hand, depreciation increased compared with fiscal 2006 because of the considerable amount of capital expenditures conducted in fiscal 2006.

2. Fiscal 2008 Forecast

Consolidated Forecasts for the Year Ending March 31, 2008 (fiscal 2008)

	(Yen in millions, except per share amounts and exchange rates)
	Fiscal 2007 Results		Fiscal 2008 Forecasts		Increase (Decrease) (%)
	Amount	% of net sales	Amount	% of net sales
Net sales	1,283,897	100.0	1,330,000	100.0	3.6
Profit from operations	135,102	10.5	151,000	11.4	11.8
Income from continuing operations before income taxes	156,540	12.2	166,000	12.5	6.0
Net income	106,504	8.3	103,000	7.7	(3.3)
Diluted earnings per share	564.79	—	546.21	—	(3.3)
Average US$ exchange rate	117	—	110	—	—
Average Euro exchange rate	150	—	150	—	—

Capital expenditures	69,896	5.4	86,000	6.5	23.0
Depreciation	70,155	5.5	79,000	5.9	12.6

In fiscal 2008, Kyocera expects production of digital consumer equipment such as mobile phone handsets, PCs, new game consoles and digital TVs to remain at a high level. As a result, continued strong component demand for these equipments is forecast. In this market environment, Kyocera will continue to enhance business performance by launching new products, expanding sales of high-value-added products and cultivating new markets in the Components Business while maximizing all opportunities for business growth. With respect to the Equipment Business, Kyocera aims to increase sales and enhance profitability by expanding its product line with new mobile phone handsets as well as new printers and digital multifunction products, especially color models, to meet market needs. To achieve mid- to long-term growth, Kyocera will make capital expenditures to expand production capacity in the Components Business.

Kyocera aims to continuously reinforce the “Amoeba Management System,” create new businesses and cultivate new markets through the pursuit of group synergies, and bolster strategic businesses. Through those activities, Kyocera aims to achieve continuous sales expansion and a high profit ratio.

Consolidated sales and operating profit forecasts by reporting segment are as follows.

Consolidated Sales by Reporting Segment

	(Yen in millions)
	Fiscal 2007 Results		Fiscal 2008 Forecasts		Increase (Decrease) (%)
	Amount	% of net sales	Amount	% of net sales
Fine Ceramic Parts Group	81,326	6.3	85,000	6.4	4.5
Semiconductor Parts Group	152,292	11.9	157,000	11.8	3.1
Applied Ceramic Products Group	131,103	10.2	144,000	10.8	9.8
Electronic Device Group	286,156	22.3	290,000	21.8	1.3

Total Components Business	650,877	50.7	676,000	50.8	3.9
Telecommunications Equipment Group	251,183	19.6	265,000	19.9	5.5
Information Equipment Group	268,781	20.9	274,000	20.6	1.9
Optical Equipment Group	11,704	0.9	—	—	—

Total Equipment Business	531,668	41.4	539,000	40.5	—
Others	125,656	9.8	140,000	10.5	—
Adjustments and eliminations	(24,304)	(1.9)	(25,000)	(1.8)	—

Net sales	1,283,897	100.0	1,330,000	100.0	3.6

Consolidated Operating Profit by Reporting Segment

	(Yen in millions)
	Fiscal 2007 Results		Fiscal 2008 Forecasts		Increase (Decrease) (%)
	Amount	% of segment sales	Amount	% of segment sales
Fine Ceramic Parts Group	15,677	19.3	16,000	18.8	2.1
Semiconductor Parts Group	22,210	14.6	24,000	15.3	8.1
Applied Ceramic Products Group	22,334	17.0	27,000	18.8	20.9
Electronic Device Group	44,487	15.5	46,000	15.9	3.4

Total Components Business	104,708	16.1	113,000	16.7	7.9
Telecommunications Equipment Group	291	0.1	6,000	2.3	—
Information Equipment Group	33,970	12.6	35,000	12.8	3.0
Optical Equipment Group	(1,895)	—	—	—	—

Total Equipment Business	32,366	6.1	41,000	7.6	—
Others	8,776	7.0	7,000	5.0	—

Operating profit	145,850	11.4	161,000	12.1	10.4

Corporate and others	10,690	—	5,000	—	(53.2)

Income from continuing operations before income taxes	156,540	12.2	166,000	12.5	6.0

Note 6. Commencing in fiscal 2008, the “Optical Equipment Group,” previously a separate reporting segment, will be reclassified into “Others.”

Note: Forward-Looking Statements

Certain of the statements made in this document are forward-looking statements (within the meaning of Section 21E of the U.S. Securities and Exchange Act of 1934), which are based on our current assumptions and beliefs in light of the information currently available to us. These forward-looking statements involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors include, but are not limited to: general economic conditions in our markets, which are primarily Japan, North America, Europe, and Asia, particularly including China; unexpected changes in economic, political and legal conditions in China; our ability to develop, launch and produce innovative products, including meeting quality and delivery standards, and our ability to otherwise meet the advancing technical requirements of our customers, particularly in the highly competitive markets for ceramics, semiconductor parts and electronic components manufacturing delays or defects resulting from outsourcing or internal manufacturing processes which may adversely affect our production yields and operating results; factors that may affect our exports, including a strong yen, political and economic instability, difficulties in collection of accounts receivable, decrease in cost competitiveness of our products, increases in shipping and handling costs, difficulty in staffing and managing international operations, and inadequate protection of our intellectual property; changes in exchange rates, particularly between the yen and the U.S. dollar and euro, respectively, in which we make significant sales; inability to secure skilled employees, particularly engineering and technical personnel; insufficient protection of our trade secrets and patents; holding licenses to continue to manufacture and sell certain of its products, the expense of which may adversely affects its results of operations; laws and regulations relating to the taxation, and to manufacturing and trade; events that may impact negatively on our markets or supply chain, including terrorist acts and outbreaks of diseases; the occurrence of natural disasters, such as earthquakes, in locations where our manufacturing and other key business facilities are located; and fluctuations in the value of, and impairment losses on, securities and other assets held by us, and changes in accounting principles. Such risks, uncertainties and other factors may cause our actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. We undertake no obligation to publicly update any forward-looking statements included in this document.

3. Financial Position

<Cash Flow>

Cash and cash equivalents at the end of fiscal 2007 decreased by ¥18,601 million to ¥282,208 million compared with the end of fiscal 2006.

	(Yen in millions)
	Years Ended March 31,		Increase (Decrease)
	2006	2007
Cash flow from operating activities	171,077	149,644	(21,433)
Cash flow from investing activities	(165,467)	(151,703)	13,764
Cash flow from financing activities	(23,289)	(20,645)	2,644
Effect of exchange rate changes on cash and cash equivalents	7,896	4,103	(3,793)
Net decrease in cash and cash equivalents	(9,783)	(18,601)	(8,818)
Cash and cash equivalents at beginning of year	310,592	300,809	(9,783)
Cash and cash equivalents at end of year	300,809	282,208	(18,601)

(1)	Cash flow from operating activities

Net cash provided by operating activities in fiscal 2007 decreased by ¥21,433 million to ¥149,644 million from the fiscal 2006 of ¥171,077 million. This was due mainly to decreases in cash inflows related to inventories and receivables, although net income increased by ¥36,808 million compared with fiscal 2006.

(2)	Cash flow from investing activities

Net cash used in investing activities in fiscal 2007 decreased by ¥13,764 million to ¥151,703 million from the fiscal 2006 of ¥165,467 million. This reflected that although deposit of time deposits significantly increased, there were decreases in payments for property, plant, equipment and intangible assets and purchase of securities as well as increases in sales or redemption of securities and withdrawal of time deposits.

(3)	Cash flow from financing activities

Net cash used in financing activities in fiscal 2007 decreased by ¥2,644 million to ¥20,645 million from the fiscal 2006 of ¥23,289 million. This was due to an increase in sales of treasury stock and a decrease in payments of long-term debt, which exceeded decreases in proceeds from short-term borrowings and long-term debt.

<Cash Flows Indexes (Consolidated)>

	Years Ended March 31,
	2003	2004	2005	2006	2007
Stockholders’ equity to total assets	61.2%	64.1%	67.3%	66.7%	71.1%
Market capitalization to total assets	66.5%	91.3%	82.2%	101.3%	98.4%
Interest bearing debts per operating cash flows (years)	1.2	3.2	1.0	0.8	0.2
Operating cash flows per interest paid (ratio)	49.8	20.6	62.4	88.5	93.4

All indexes are computed on a consolidated basis.

Interest bearing debts represent all debts with interest expense included in consolidated balance sheets.

4. Basic Profit Distribution Policy

Kyocera considers that the best way to respond to shareholders’ expectations is to improve the consolidated performance into the future. Kyocera takes strongly into consideration the linkage between dividend amounts and the consolidated performance and has implemented a dividend policy aiming for a consolidated dividend ratio of approximately 20% to 25%. In addition, Kyocera determines dividend amounts based on an overall assessment, taking into consideration various factors including the amount of capital expenditures necessary for the medium to long-term growth.

Pursuant to this policy and based on performance through fiscal 2007, Kyocera will propose a year-end dividend for fiscal 2007 of 60 yen per share, an increase of 10 yen compared to fiscal 2006. When aggregated with the interim dividend in the amount of 50 yen, the total annual dividend amount will be 110 yen per share.

Kyocera will also propose that other general reserve shall be set aside, in order to take into account the necessary reserve amounts for creation of new businesses, development of new markets and new technologies and acquisition of outside management resources needed to achieve sustainable corporate growth.

KYOCERA GROUP

Kyocera group consists of Kyocera Corporation, 169 subsidiaries and 10 affiliates.

(Chart of the group companies)

Management Policies

1. Basic Policy

Kyocera aims to be respected by society as “The Company” from the perspective of corporate ethics, while maintaining continuous sales growth and high profitability. To achieve this management vision, Kyocera’s management policy is to further drive business expansion to be “a creative company that continues to grow.” Kyocera promotes efficient resource management, emphasizes consolidated group management and intends to increase corporate value through improvement in business performance.

2. Target of Pre-tax Income Ratio

To be “a creative company that continues to grow,” Kyocera aims to quickly achieve its target of a pre-tax income ratio of 15% or higher.

3. Medium Term Management Strategy

Kyocera promotes “high-value-added diversification” as its management strategy to realize such management policy. This involves ensuring that each business is highly profitable and pursuing synergies within Kyocera with the objective of driving sustainable growth even in an ever-changing business environment.

Specifically, Kyocera aims to: (1) exploit competitive advantages; (2) strengthen existing businesses; and (3) create new businesses.

(1) Exploit competitive advantages

The “Kyocera Philosophy,” which places people’s hearts at its core, the “Amoeba Management” system, which is unique to Kyocera and has been a driving force for growth since Kyocera Corporation’s earliest days, and a strong financial structure, are sources of competitive advantage for Kyocera over other companies in implementing its diversification strategy. With these foundations firmly in place, Kyocera endeavors to strengthen competitiveness in technological development, sales and marketing in the high-growth potential markets for telecommunications and information processing and for environmental protection, and to translate its diversification strategy into improved business performance.

(2) Strengthen existing businesses

Kyocera strives to continuously improve profitability in all existing businesses within Kyocera Group. Elsewhere, by strengthening ties and maximizing synergies between Kyocera Corporation and Kyocera Group companies, Kyocera seeks to improve profitability in each business segment on a consolidated basis. In promoting a global strategy in each business, Kyocera has created development, manufacturing and sales systems in optimal locations, while the integration of Group-wide resources helps boost the competitiveness of existing businesses. Kyocera regularly reviews those businesses that have lost market competitiveness and that show little promise of expansion going forward.

(3) Create new businesses

Kyocera endeavors to create businesses that will become its core going forward in order to improve consolidated performance over the medium term. To achieve this goal, Kyocera integrates Group-wide management resources to develop new technologies and products and create new markets. The focus of Kyocera’s business creation strategy lies in the markets for telecommunications and information processing and for environmental protection.

4. Challenges

To be “a creative company that continues to grow,” Kyocera seeks to continuously expand sales and to attain high profitability in its Components and Equipment Businesses. To accomplish these goals, Kyocera continues to reinforce the “Amoeba Management System” (go back to the origin of “Amoeba Management”) and create new value in fiscal 2008.

Kyocera plans to strengthen “executional excellence,” which refers to vitality in the workplace, across development, manufacturing, sales and back office divisions. The goal is to boost “operational excellence,” which means the ability to achieve targets, and thus create a highly profitable company.

In addition, Kyocera aims to improve its quality, optimize manufacturing locations worldwide and expand production capacity in order to enhance management foundations in the mid-to long-term range. Kyocera will create new businesses and markets by pursuing group synergies. Efforts will also be made to strengthen strategic businesses and to improve efficiency in operation of assets.

CONSOLIDATED BALANCE SHEETS

	Yen in millions
	March 31,				Increase (Decrease)
	2006		2007
	Amount	%	Amount	%
Current assets :
Cash and cash equivalents	¥300,809		¥282,208		¥(18,601)
Short-term investments	87,942		213,495		125,553
Trade notes receivables	24,597		25,033		436
Trade accounts receivables	210,393		236,380		25,987
Short-term finance receivables	39,505		—		(39,505)
Less allowances for doubtful accounts and sales returns	(7,425)		(5,960)		1,465
Inventories	190,564		209,188		18,624
Deferred income taxes	40,411		45,390		4,979
Other current assets	33,872		40,757		6,885

Total current assets	920,668	47.7	1,046,491	49.1	125,823

Non-current assets :
Investments and advances :
Investments in and advances to affiliates and unconsolidated subsidiaries	7,355		10,093		2,738
Securities and other investments	553,377		690,568		137,191

Total investments and advances	560,732	29.0	700,661	32.9	139,929
Long-term finance receivables	80,970	4.2	—	—	(80,970)
Property, plant and equipment, at cost :
Land	58,286		56,806		(1,480)
Buildings	249,506		261,998		12,492
Machinery and equipment	697,383		729,636		32,253
Construction in progress	13,473		7,362		(6,111)
Less accumulated depreciation	(733,302)		(774,896)		(41,594)

Total property, plant and equipment, at cost	285,346	14.8	280,906	13.2	(4,440)
Goodwill	31,351	1.6	32,894	1.5	1,543
Intangible assets	31,227	1.6	24,657	1.2	(6,570)
Other assets	21,228	1.1	44,855	2.1	23,627

Total non-current assets	1,010,854	52.3	1,083,973	50.9	73,119

Total assets	¥1,931,522	100.0	¥2,130,464	100.0	¥198,942

	Yen in millions
	March 31,
	2006		2007		Increase (Decrease)
	Amount	%	Amount	%
Current liabilities :
Short-term borrowings	¥90,865		¥15,250		¥(75,615)
Current portion of long-term debt	16,347		5,853		(10,494)
Trade notes and accounts payable	103,503		100,295		(3,208)
Other notes and accounts payable	51,997		49,134		(2,863)
Accrued payroll and bonus	37,998		41,680		3,682
Accrued income taxes	27,658		36,475		8,817
Other accrued liabilities	31,414		33,391		1,977
Other current liabilities	18,841		24,110		5,269

Total current liabilities	378,623	19.6	306,188	14.4	(72,435)

Non-current liabilities :
Long-term debt	33,360		7,283		(26,077)
Accrued pension and severance liabilities	27,092		16,297		(10,795)
Deferred income taxes	125,686		206,858		81,172
Other non-current liabilities	12,742		12,355		(387)

Total non-current liabilities	198,880	10.3	242,793	11.4	43,913

Total liabilities	577,503	29.9	548,981	25.8	(28,522)

Minority interests in subsidiaries	64,942	3.4	66,923	3.1	1,981
Stockholders’ equity :
Common stock	115,703		115,703		—
Additional paid-in capital	161,994		162,363		369
Retained earnings	967,576		1,055,293		87,717
Accumulated other comprehensive income	72,947		203,056		130,109
Treasury stock, at cost	(29,143)		(21,855)		7,288

Total stockholders’ equity	1,289,077	66.7	1,514,560	71.1	225,483

Total liabilities, minority interests and stockholders’ equity	¥1,931,522	100.0	¥2,130,464	100.0	¥198,942

Note: Accumulated other comprehensive income is as follows :

	Yen in millions
	March 31,
	2006		2007
Net unrealized gains on securities	¥82,649		¥184,670
Net unrealized (losses) gains on derivative financial instruments	¥(75)		¥63
Minimum pension liability adjustments	¥(2,057)		—
Pension due to adoption of SFAS158	—		¥15,419
Foreign currency translation adjustments	¥(7,570)		¥2,904

CONSOLIDATED STATEMENTS OF INCOME

	Yen in millions and shares in thousands, except per share amounts
	Years ended March 31,				Increase (Decrease)
	2006		2007
	Amount	%	Amount	%	Amount	%
Net sales	¥1,173,544	100.0	¥1,283,897	100.0	¥110,353	9.4
Cost of sales	835,042	71.2	900,470	70.1	65,428	7.8

Gross profit	338,502	28.8	383,427	29.9	44,925	13.3
Selling, general and administrative expenses	238,807	20.3	248,325	19.4	9,518	4.0

Profit from operations	99,695	8.5	135,102	10.5	35,407	35.5
Other income (expenses) :
Interest and dividend income	8,990	0.8	15,472	1.2	6,482	72.1
Interest expense	(1,301)	(0.1)	(1,647)	(0.1)	(346)	—
Foreign currency transaction losses, net	(316)	(0.0)	(65)	(0.0)	251	—
Equity in (losses) earnings of affiliates and unconsolidated subsidiaries	(1,216)	(0.1)	2,621	0.2	3,837	—
Gains on sales and maturities of securities, net	1,472	0.1	3,819	0.3	2,347	159.4
Gains on exchange for the shares	5,294	0.4	24	0.0	(5,270)	(99.5)
Gain on sale of investment in an affiliate	6,931	0.6	26	0.0	(6,905)	(99.6)
Loss on impairment of investment in an affiliate	(3,492)	(0.3)	—	—	3,492	—
Other, net	1,180	0.1	1,188	0.1	8	0.7

Total other income	17,542	1.5	21,438	1.7	3,896	22.2

Income from continuing operations before income taxes and minority interests	117,237	10.0	156,540	12.2	39,303	33.5
Income taxes	46,760	4.0	48,887	3.8	2,127	4.5

Income from continuing operations before minority interests	70,477	6.0	107,653	8.4	37,176	52.7
Minority interests	(4,389)	(0.4)	(6,324)	(0.5)	(1,935)	—

Income from continuing operations	66,088	5.6	101,329	7.9	35,241	53.3
Income from discontinued operations	3,608	0.3	5,175	0.4	1,567	43.4

Net income	¥69,696	5.9	¥106,504	8.3	¥36,808	52.8

Earnings per share :
Income from continuing operations :
Basic	¥352.44	¥538.52
Diluted	¥352.21	¥537.35
Income from discontinued operations :
Basic	¥19.24	¥27.51
Diluted	¥19.22	¥27.44
Net income :
Basic	¥371.68	¥566.03
Diluted	¥371.43	¥564.79
Weighted average number of shares of common stock outstanding :
Basic	187,514	188,160
Diluted	187,640	188,573

Notes:

1.	Kyocera applies the Statement of Financial Accounting Standards Board (SFAS) No. 130, “Financial Reporting of Comprehensive Income.” Based on this standard, comprehensive income for the years ended March 31, 2006 and 2007 were an increase of ¥130,804 million and an increase of ¥219,055 million, respectively.
2.	Earnings per share amounts were computed based on SFAS No. 128, “Earnings per Share.” Under SFAS No. 128, basic earnings per share was computed based on the average number of shares of common stock outstanding during each period and diluted earnings per share assumed the dilution that could occur if securities or other contracts to issue common stock were converted into common stock, exercised or resulted in the issuance of common stock.
3.	Against the Correction Disposition with regard to transfer pricing taxation, which was rendered by the Osaka Regional Taxation Bureau in March 2005, Kyocera filed the Request for Reinvestigation in May 2005. Kyocera then received the Decision on the Request for Reinvestigation in September 2006. Based on the Decision, ¥(4,305) million is included in income taxes shown above, as refunds for the previous years.
4.	In accordance with SFAS No. 144, “Accounting for the Impairment of Disposal of Long-Lived Assets,” the consolidated financial statement for the year ended March 31, 2006 has been retrospectively reclassified as for the discontinued operations.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

	Yen in millions and shares in thousands

(Number of shares of common stock)	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Treasury stock	Comprehensive income
Balance, March 31, 2005 (187,481)	¥115,703	¥162,061	¥916,628	¥11,839	¥(31,380)
Net income for the year			69,696			¥69,696
Other comprehensive income				61,108		61,108

Total comprehensive income for the year						¥130,804

Cash dividends			(18,748)
Purchase of treasury stock (20)					(170)
Reissuance of treasury stock (294)		(67)			2,407

Balance, March 31, 2006 (187,755)	115,703	161,994	967,576	72,947	(29,143)
Net income for the year			106,504			¥106,504
Other comprehensive income				112,551		112,551

Total comprehensive income for the year						¥219,055

Adjustment for initially applying SAFS No. 158, net of tax				17,558
Cash dividends			(18,787)
Purchase of treasury stock (24)					(251)
Reissuance of treasury stock (918)		127			7,539
Stock option plan of subsidiaries		242

Balance, March 31, 2007 (188,649)	¥115,703	¥162,363	¥1,055,293	¥203,056	¥(21,855)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Yen in millions
	Years ended March 31,
	2006	2007
Cash flows from operating activities :
Net income	¥69,696	¥106,504
Adjustments to reconcile net income to net cash provided by operating activities :
Depreciation and amortization	73,186	82,182
Write-down of inventories	8,446	11,328
Minority interests	4,389	6,324
Gains on sales and maturities of securities, net	(1,652)	(3,819)
Gains on sales of investment in affiliates	(6,931)	(26)
Loss on impairment of investment in an affiliate	3,492	—
Gains on sales of investment in subsidiaries	—	(8,252)
Gains on exchange for the shares	(5,294)	(24)
Increase in receivables	(9,237)	(32,626)
Decrease (increase) in inventories	21,263	(25,100)
Increase in notes and accounts payable	14,390	6,015
Other, net	(671)	7,138

Net cash provided by operating activities	171,077	149,644

Cash flows from investing activities :
Payments for purchases of securities	(109,289)	(71,449)
Payments for purchases of investments and advances	(224)	(307)
Sales and maturities of securities	52,430	127,119
Proceeds from sales of investment in affiliates	24,133	60
Proceeds from sales of investment in subsidiaries	—	24,602
Payments for purchases of property, plant and equipment, and intangible assets	(102,025)	(72,966)
Proceeds from sales of property, plant and equipment, and intangible assets	3,350	2,693
Acquisition of business, net of cash acquired	3	(756)
Deposit of negotiable certificate of deposits and time deposits	(132,286)	(356,169)
Withdrawal of negotiable certificate of deposits and time deposits	100,923	203,076
Other, net	(2,482)	(7,606)

Net cash used in investing activities	(165,467)	(151,703)

Cash flows from financing activities :
Increase in short-term borrowings	23,363	9,369
Proceeds from issuance of long-term debt	19,876	1,928
Payments of long-term debt	(48,458)	(13,361)
Dividends paid	(20,473)	(20,632)
Net sales of treasury stock	2,169	7,415
Other, net	234	(5,364)

Net cash used in financing activities	(23,289)	(20,645)

Effect of exchange rate changes on cash and cash equivalents	7,896	4,103

Net decrease in cash and cash equivalents	(9,783)	(18,601)
Cash and cash equivalents at beginning of year	310,592	300,809

Cash and cash equivalents at end of year	¥300,809	¥282,208

SUPPLEMENTAL CASH FLOW INFORMATION

	Yen in millions
	Years ended March 31,
	2006	2007
Cash paid during the year for:
Interest	¥1,933	¥1,603
Income taxes	53,037	52,847
Acquisitions of businesses :
Fair value of assets acquired	¥65	¥1,151
Fair value of liabilities assumed	(45)	(333)
Minority interests	(8)	—
Cash acquired	(15)	(62)

	¥(3)	¥756

SEGMENT INFORMATION

1. Reporting segments :

	Yen in millions
	Years ended March 31,		Increase (Decrease)
	2006	2007
	Amount	Amount	Amount	%
Net sales :
Fine Ceramic Parts Group	¥69,373	¥81,326	¥11,953	17.2
Semiconductor Parts Group	135,299	152,292	16,993	12.6
Applied Ceramic Products Group	117,555	131,103	13,548	11.5
Electronic Device Group	259,592	286,156	26,564	10.2
Telecommunications Equipment Group	229,035	251,183	22,148	9.7
Information Equipment Group	249,381	268,781	19,400	7.8
Optical Equipment Group	14,947	11,704	(3,243)	(21.7)
Others	117,409	125,656	8,247	7.0
Adjustments and eliminations	(19,047)	(24,304)	(5,257)	—

	¥1,173,544	¥1,283,897	¥110,353	9.4

Operating profit :
Fine Ceramic Parts Group	¥11,014	¥15,677	¥4,663	42.3
Semiconductor Parts Group	17,742	22,210	4,468	25.2
Applied Ceramic Products Group	21,876	22,334	458	2.1
Electronic Device Group	27,170	44,487	17,317	63.7
Telecommunications Equipment Group	(1,706)	291	1,997	—
Information Equipment Group	26,412	33,970	7,558	28.6
Optical Equipment Group	(5,774)	(1,895)	3,879	—
Others	8,983	8,776	(207)	(2.3)

	105,717	145,850	40,133	38.0
Corporate	12,785	8,569	(4,216)	(33.0)
Equity in (losses) earnings of affiliates and unconsolidated subsidiaries	(1,216)	2,621	3,837	—
Adjustments and eliminations	(49)	(500)	(451)	—

Income from continuing operations before income taxes	¥117,237	¥156,540	¥39,303	33.5

Segment assets :
Fine Ceramic Parts Group	¥43,822	¥54,860	¥11,038	25.2
Semiconductor Parts Group	103,302	106,359	3,057	3.0
Applied Ceramic Products Group	112,422	125,266	12,844	11.4
Electronic Device Group	383,150	412,979	29,829	7.8
Telecommunications Equipment Group	87,343	92,584	5,241	6.0
Information Equipment Group	185,362	207,862	22,500	12.1
Optical Equipment Group	16,211	11,934	(4,277)	(26.4)
Others	243,166	121,150	(122,016)	(50.2)

	1,174,778	1,132,994	(41,784)	(3.6)
Corporate	815,833	1,056,646	240,813	29.5
Investments in and advances to affiliates and unconsolidated subsidiaries	7,355	10,093	2,738	37.2
Adjustments and eliminations	(66,444)	(69,269)	(2,825)	—

Total assets	¥1,931,522	¥2,130,464	¥198,942	10.3

Depreciation and amortization :
Fine Ceramic Parts Group	¥4,126	¥4,500	¥374	9.1
Semiconductor Parts Group	10,623	12,533	1,910	18.0
Applied Ceramic Products Group	7,167	8,097	930	13.0
Electronic Device Group	21,202	21,537	335	1.6
Telecommunications Equipment Group	8,692	9,075	383	4.4
Information Equipment Group	12,641	16,326	3,685	29.2
Optical Equipment Group	1,635	655	(980)	(59.9)
Others	3,989	6,764	2,775	69.6
Corporate	2,996	2,575	(421)	(14.1)

Total	¥73,071	¥82,062	¥8,991	12.3

Capital expenditures :
Fine Ceramic Parts Group	¥4,182	¥7,447	¥3,265	78.1
Semiconductor Parts Group	24,136	11,432	(12,704)	(52.6)
Applied Ceramic Products Group	14,545	7,330	(7,215)	(49.6)
Electronic Device Group	21,562	19,812	(1,750)	(8.1)
Telecommunications Equipment Group	2,639	3,800	1,161	44.0
Information Equipment Group	12,389	11,962	(427)	(3.4)
Optical Equipment Group	199	322	123	61.8
Others	5,654	5,452	(202)	(3.6)
Corporate	3,554	2,339	(1,215)	(34.2)

Total	¥88,860	¥69,896	¥(18,964)	(21.3)

2. Geographic segments (Sales and Operating profits by geographic area):

	Yen in millions
	Years ended March 31,
	2006	2007	Increase (Decrease)
	Amount	Amount	Amount	%
Net sales:
Japan	¥497,758	¥523,869	¥26,111	5.2
Intra-group sales and transfer between geographic areas	327,786	388,879	61,093	18.6

	825,544	912,748	87,204	10.6

United States of America	288,746	319,033	30,287	10.5
Intra-group sales and transfer between geographic areas	26,246	37,357	11,111	42.3

	314,992	356,390	41,398	13.1

Asia	171,015	195,319	24,304	14.2
Intra-group sales and transfer between geographic areas	125,586	152,219	26,633	21.2

	296,601	347,538	50,937	17.2

Europe	189,750	219,695	29,945	15.8
Intra-group sales and transfer between geographic areas	33,764	40,040	6,276	18.6

	223,514	259,735	36,221	16.2

Others	26,275	25,981	(294)	(1.1)
Intra-group sales and transfer between geographic areas	8,274	11,432	3,158	38.2

	34,549	37,413	2,864	8.3

Adjustments and eliminations	(521,656)	(629,927)	(108,271)	—

	¥1,173,544	¥1,283,897	¥110,353	9.4

Operating Profits:
Japan	¥79,278	¥96,804	¥17,526	22.1
United States of America	3,317	23,521	20,204	609.1
Asia	14,880	19,165	4,285	28.8
Europe	4,748	10,218	5,470	115.2
Others	757	1,086	329	43.5

	102,980	150,794	47,814	46.4
Adjustments and eliminations	2,688	(5,444)	(8,132)	—

	105,668	145,350	39,682	37.6
Corporate	12,785	8,569	(4,216)	(33.0)
Equity in (losses) earnings of affiliates and unconsolidated subsidiaries	(1,216)	2,621	3,837	—

Income from continuing operations before income taxes	¥117,237	¥156,540	¥39,303	33.5

3. Geographic segments (Sales by region):

	Yen in millions
	Years ended March 31,
	2006		2007		Increase (Decrease)
	Amount	%	Amount	%	Amount	%
Japan	¥467,035	39.8	¥496,959	38.7	¥29,924	6.4
United States of America	253,696	21.6	274,361	21.4	20,665	8.1
Asia	198,731	16.9	216,663	16.9	17,932	9.0
Europe	184,351	15.7	210,726	16.4	26,375	14.3
Others	69,731	6.0	85,188	6.6	15,457	22.2

Net sales	¥1,173,544	100.0	¥1,283,897	100.0	¥110,353	9.4

Sales outside Japan	¥706,509		¥786,938		¥80,429	11.4
Sales outside Japan to net sales	60.2%		61.3%

INVESTMENTS IN DEBT AND EQUITY SECURITIES

Investments in debt and equity securities at March 31, 2006 and 2007, included in short-term investments (current assets) and securities and other investments (non-current assets) are summarized as follows :

	Yen in millions
	March 31,
	2006				2007
	Cost	Aggregate fair values	Gross unrealized gains	Gross unrealized losses	Cost	Aggregate fair values	Gross unrealized gains	Gross unrealized losses
Available-for-sale securities :
Corporate debt securities	¥3,745	¥3,908	¥184	¥21	¥3,842	¥4,033	¥194	¥3
Other debt securities	133,758	132,660	29	1,127	74,563	74,574	71	60
Equity securities	274,985	415,950	141,059	94	272,653	585,274	312,724	103

Total available-for-sale securities	412,488	552,518	141,272	1,242	351,058	663,881	312,989	166

Held-to-maturity securities :
Other debt securities	34,398	34,015	—	383	33,512	33,450	—	62

Total held-to-maturity securities	34,398	34,015	—	383	33,512	33,450	—	62

Total investments in debt and equity securities	¥446,886	¥586,533	¥141,272	¥1,625	¥384,570	¥697,331	¥312,989	¥228

Note:	Cost represents amortized cost for held-to-maturity securities and acquisition cost for available-for-sale securities. The cost basis of the individual securities is written down to fair value as a new cost basis when other-than-temporary impairment is recognized.

BASIS OF PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS

1. Scope of consolidation and application of the equity method :

Major consolidated subsidiaries :

AVX CORPORATION

KYOCERA WIRELESS CORP.

KYOCERA MITA CORPORATION

KYOCERA ELCO CORPORATION

Major affiliates accounted for by the equity method :

WILLCOM, INC.

2. Changes in scope of consolidation and application of the equity method :

Consolidation
(Increase)	7	KYOCERA KINSEKI HERTZ TECHNOLOGY INC. and others
(Decrease)	8	KYOCERA LEASING CO., LTD. and others

Equity method
(Increase)	None
(Decrease)	2

3. Summary of significant accounting policies

Kyocera's consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America.

(1) Valuation of inventories

Finished goods and work in process are mainly stated at the lower or cost of market, the cost being determined by the average method. All other inventories are mainly stated at the lower or cost of market, the cost being determined by the first-in, first-out method.

(2) Valuation of securities

Kyocera adopts Statement of Financial Accounting Standards No.115, “Accounting for Certain Investments in Debt and Equity Securities.”

Held-to-maturity securities are recorded at amortized cost.

Available-for-sales securities are recorded at fair value, with unrealized gains and losses excluded from income and recorded in other comprehensive income, net of tax.

(3) Depreciation method of Property, Plant and Equipment

Depreciation is computed based mainly on a declining balance over their estimated useful lives.

(4) Goodwill and other intangible assets

Kyocera adopts Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets.”

(5) Accounting for allowances and accruals

Allowance for doubtful accounts :

We provided based on the past actual ratio of losses on bad debt in addition to the estimation of uncollectible amount based on the analysis of certain individual receivables.

Accrued pension and severance cost :

Kyocera adopts Statement of Financial Accounting Standards No. 87, “Employers’ Accounting for Pensions” and Statement of Financial Accounting Standards No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans,” pension and severance cost is accrued based on the projected benefit obligations and the fair value of plan assets at the balance sheet date. Prior service cost is amortized by the straight-line method over the average remaining service period of employees. Actuarial loss is recognized by amortizing a portion in excess of 10% of the greater of the projected benefit obligations or the market-related value of plan assets by the straight-line method over the average remaining service period of employees.

BALANCE SHEETS

	Yen in millions
	March 31,				Increase (Decrease)
	2006		2007
	Amount	%	Amount	%
Current assets :
Cash and bank deposits	¥136,870		¥203,301		¥66,431
Trade notes receivable	43,325		41,423		(1,902)
Trade accounts receivable	90,073		108,685		18,612
Marketable securities	19,331		22,937		3,606
Finished goods and merchandise	17,588		17,204		(384)
Raw materials	14,152		16,560		2,408
Work in process	17,104		20,541		3,437
Supplies	751		706		(45)
Advance payments	2,967		10,100		7,133
Prepaid expenses	—		443		443
Deferred income taxes	15,375		17,193		1,818
Loans to subsidiaries	1,316		16,880		15,564
Other accounts receivable	9,012		8,291		(721)
Other current assets	434		891		457
Allowances for doubtful accounts	(142)		(173)		(31)

Total current assets	368,156	26.5	484,982	30.1	116,826

Non-current assets :
Tangible fixed assets :
Buildings	36,978		34,921		(2,057)
Structures	2,268		2,091		(177)
Machinery and equipment	44,113		44,896		783
Vehicles	25		21		(4)
Tools, furniture and fixtures	7,477		8,139		662
Land	33,323		33,372		49
Construction in progress	4,533		900		(3,633)

Total tangible fixed assets	128,717	9.3	124,340	7.7	(4,377)

Intangible assets :
Patent rights	13,523		9,518		(4,005)
Trademark	143		124		(19)
Software	623		776		153
Other intangible assets	9		13		4

Total intangible assets	14,298	1.0	10,431	0.6	(3,867)

Investments and other assets :
Investments in securities	536,019		648,538		112,519
Investments in subsidiaries and affiliates	278,817		260,775		(18,042)
Investments in subsidiaries and affiliates other than equity securities	27,033		26,685		(348)
Long-term loans to subsidiaries	30,428		20,633		(9,795)
Impaired loans	256		238		(18)
Long-term prepaid expenses	3,785		2,458		(1,327)
Long-term deposits	—		31,000		31,000
Security deposits	1,918		1,823		(95)
Other investments	336		289		(47)
Allowances for doubtful accounts	(367)		(301)		66

Total investments and other assets	878,225	63.2	992,138	61.6	113,913

Total non-current assets	1,021,240	73.5	1,126,909	69.9	105,669

Total assets	¥1,389,396	100.0	¥1,611,891	100.0	¥222,495

	Yen in millions
	March 31,				Increase (Decrease)
	2006		2007
	Amount	%	Amount	%
Current liabilities :
Trade accounts payable	¥49,570		¥55,561		¥5,991
Other payables	29,659		21,774		(7,885)
Accrued expenses	7,610		8,356		746
Income taxes payables	14,200		12,550		(1,650)
Advance received	340		532		192
Deposits received	2,315		1,916		(399)
Unearned income	4		10		6
Accrued bonuses	10,109		11,152		1,043
Accrued bonuses for directors	—		136		136
Warranty reserves	521		5,045		4,524
Allowances for sales returns	163		114		(49)
Other current liabilities	369		125		(244)

Total current liabilities	114,860	8.3	117,271	7.3	2,411

Non-current liabilities :
Long-term accounts payable	5,309		2,953		(2,356)
Deferred income taxes	118,557		191,441		72,884
Accrued pension and severance costs	17,236		12,705		(4,531)
Retirement allowances for directors and executive officers	889		1,022		133
Other non-current liabilities	284		138		(146)

Total non-current liabilities	142,275	10.2	208,259	12.9	65,984

Total liabilities	257,135	18.5	325,530	20.2	¥68,395

Stockholders’ equity
Common stock	115,703	8.3	—	—	—
Capital surplus :
Additional paid-in capital	192,555		—		—
Total capital surplus	192,555	13.9	—	—	—
Retained earnings :
Legal reserves	17,207	1.2	—	—	—
General reserves	558,721	40.2	—	—	—
Reserve for special depreciation	1,584		—		—
Reserve for research and development	1,000		—		—
Reserve for dividends	1,000		—		—
Reserve for retirement benefits	300		—		—
Reserve for overseas investments	1,000		—		—
Other general reserve	553,837		—		—
Unappropriated retained earnings	69,245	5.0	—	—	—

Total retained earnings	645,173	46.4	—	—	—

Net unrealized gain on other securities	207,973	15.0	—	—	—
Treasury stock, at cost	(29,143)	(2.1)	—	—	—

Total stockholders’ equity	1,132,261	81.5	—	—	—

Total liabilities and stockholders’ equity	¥1,389,396	100.0	—	—	—

Net assets
Stockholders’ equity :
Common stock	—	—	115,703	7.2	—
Capital surplus:
Additional paid-in capital	—		192,555		—
Other capital surplus	—		127		—
Total capital surplus	—	—	192,682	12.0	—
Retained earnings :
Legal reserves	—		17,207		—
Other retained earnings :	—		671,140		—
Reserve for special depreciation	—		991		—
Reserve for research and development	—		1,000		—
Reserve for dividends	—		1,000		—
Reserve for retirement benefits	—		300		—
Reserve for overseas investments	—		1,000		—
General reserve	—		603,837		—
Unappropriated retained earnings	—		63,012		—

Total retained earnings	—	—	688,347	42.7	—
Treasury stock, at cost	—	—	(21,855)	(1.4)	—
Total stockholders’ equity	—	—	974,877	60.5	—
Difference of appreciation and conversion
Net unrealized gains on other securities	—	—	311,484	19.3	—

Total net assets	—	—	1,286,361	79.8	—

Total liabilities and net assets	—	—	¥1,611,891	100.0	—

STATEMENTS OF INCOME

	Yen in millions
	Years ended March 31,				Increase (Decrease)
	2006		2007
	Amount	%	Amount	%	Amount	%
Net sales	¥477,379	100.0	¥531,557	100.0	¥54,178	11.3
Cost of sales	367,835	77.1	407,121	76.6	39,286	10.7

Gross profit	109,544	22.9	124,436	23.4	14,892	13.6
Selling, general and administrative expenses	69,607	14.5	75,004	14.1	5,397	7.8

Profit from operations	39,937	8.4	49,432	9.3	9,495	23.8
Non-operating income :
Interest and dividend income	26,441	5.5	25,090	4.7	(1,351)	(5.1)
Foreign currency transaction gains, net	437	0.1	1,021	0.2	584	133.7
Other non-operating income	6,652	1.4	6,730	1.3	78	1.2

Total non-operating income	33,530	7.0	32,841	6.2	(689)	(2.1)
Non-operating expenses :
Interest expense	14	0.0	14	0.0	(0)	(0.0)
Loss on disposal of inventories	2,779	0.6	7,235	1.4	4,456	160.4
Loss on long-term purchase commitment of merchandise	1,240	0.2	—	—	(1,240)	—
Other non-operating expenses	1,252	0.3	1,295	0.2	43	3.3

Total non-operating expenses	5,285	1.1	8,544	1.6	3,259	61.6

Recurring profit	68,182	14.3	73,729	13.9	5,547	8.1
Non-recurring gain :
Gain on sale of tangible fixed assets	779	0.2	327	0.0	(452)	(58.0)
Reversal of allowance for doubtful accounts	3	0.0	7	0.0	4	143.6
Reversal of allowance for doubtful accounts for a subsidiary	4,505	0.9	—	—	(4,505)	—
Liquidation gain on investments in securities	8	0.0	—	—	(8)	—
Gain on sale of investments in a subsidiary and an affiliate	17,593	3.7	9,084	1.7	(8,509)	(48.4)
Reversal of allowance for loss on investment in a subsidiary	5,950	1.3	—	—	(5,950)	—
Other non-recurring gain	51	0.0	1,987	0.4	1,936	—

Total non-recurring gain	28,889	6.1	11,405	2.1	(17,484)	(60.5)
Non-recurring loss :
Loss on sale and disposal of tangible fixed assets	1,189	0.3	951	0.2	(238)	(20.0)
Loss on transfer of investment securities	67	0.0	—	—	(67)	—
Loss on impairment of investment securities	282	0.1	—	—	(282)	—
Loss on impairment of investments in subsidiaries and affiliates	—	—	3,166	0.6	3,166	—
Loss on impairment of investments in subsidiaries other than equity securities	4,437	0.9	—	—	(4,437)	—
Other non-recurring loss	17	0.0	344	0.0	327	—

Total non-recurring loss	5,992	1.3	4,461	0.8	(1,531)	(25.5)

Income before income taxes	91,079	19.1	80,673	15.2	(10,406)	(11.4)
Income taxes – current	20,233	4.2	23,814	4.5	3,581	17.7
Refund of income taxes – previous years	—	—	(4,305)	(0.8)	(4,305)	—
Income taxes – deferred	2,134	0.5	(865)	(0.2)	(2,999)	—

Net income	68,712	14.4	¥62,029	11.7	¥(6,683)	(9.7)

Unappropriated retained earnings carried forward from the previous year	9,974		—
Net realized loss on treasury stock, at cost	67		—
Interim dividends	9,374		—

Unappropriated retained earnings at the end of the year	¥69,245		—

STATEMENT OF CHANGES IN NET ASSETS

	Yen in millions
	Year ended March 31, 2007
	Stockholders' equity															Difference of appreciation and conversion
	Common stock	Capital surplus			Retained earnings									Treasury stock, at cost	Total stock- holders' equity	Net unrealized gains on other securities	Total unrealized gain(loss) on appreciation and conversion	Total net assets
		Addi- tional paid-in capital	Other capital surplus	Total capital surplus	Legal reserve	Other retained earnings							Total retained earnings
						Reserve for special depre- ciation	Reserve for research and develop- ment	Reserve for dividends	Reserve for retirement benefits	Reserve for overseas invest- ments	General reserve	Unappro- priated retained earnings
Balance, March 31, 2006	¥115,703	192,555	—	192,555	17,207	1,584	1,000	1,000	300	1,000	553,837	69,245	645,173	(29,143)	924,288	207,973	207,973	1,132,261
Changes in net assets
Appropriation to reserve for special depreciation*	—	—	—	—	—	623	—	—	—	—	—	(623)	—	—	—	—	—	—
Reversal of reserve for special depreciation*	—	—	—	—	—	(595)	—	—	—	—	—	595	—	—	—	—	—	—
Appropriation to reserve for special depreciation	—	—	—	—	—	2	—	—	—	—	—	(2)	—	—	—	—	—	—
Reversal of reserve for special depreciation	—	—	—	—	—	(623)	—	—	—	—	—	623	—	—	—	—	—	—
Appropriation to general reserve*	—	—	—	—	—	—	—	—	—	—	50,000	(50,000)	—	—	—	—	—	—
Dividends*	—	—	—	—	—	—	—	—	—	—	—	(9,387)	(9,387)	—	(9,387)	—	—	(9,387)
Dividends	—	—	—	—	—	—	—	—	—	—	—	(9,400)	(9,400)	—	(9,400)	—	—	(9,400)
Directors’ bonuses*	—	—	—	—	—	—	—	—	—	—	—	(68)	(68)	—	(68)	—	—	(68)
Net income	—	—	—	—	—	—	—	—	—	—	—	62,029	62,029	—	62,029	—	—	62,029
Purchase of treasury stock	—	—	—	—	—	—	—	—	—	—	—	—	—	(251)	(251)	—	—	(251)
Reissurance of treasury stock	—	—	127	127	—	—	—	—	—	—	—	—	—	7,539	7,666	—	—	7,666
Net change in items other than stockholders’ equity	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	103,511	103,511	103,511
Total changes in net assets	—	—	127	127	—	(593)	—	—	—	—	50,000	(6,233)	43,174	7,288	50,589	103,511	103,511	154,100

Balance, March 31, 2007	115,703	192,555	127	192,682	17,207	991	1,000	1,000	300	1,000	603,837	63,012	688,347	(21,855)	974,877	311,484	311,484	1,286,361

*Appropriation of surplus for the annual stockholders’ meeting held in June 2006

Appendix

Consolidated Orders and Production by Reporting Segment

Consolidated Orders by Reporting Segment

	(Yen in millions)
	Years ended March 31,				Increase (Decrease) (%)
	2006		2007
	Amount	% of total	Amount	% of total
Fine Ceramic Parts Group	70,039	5.9	81,287	6.3	16.1
Semiconductor Parts Group	142,827	11.9	148,467	11.6	3.9
Applied Ceramic Products Group	119,494	10.0	132,577	10.3	10.9
Electronic Device Group	269,329	22.5	297,699	23.2	10.5

Total Components Business	601,689	50.3	660,030	51.4	9.7
Telecommunications Equipment Group	235,022	19.6	243,864	19.0	3.8
Information Equipment Group	248,504	20.8	268,929	21.0	8.2
Optical Equipment Group	14,233	1.2	11,607	0.9	(18.5)

Total Equipment Business	497,759	41.6	524,400	40.9	5.4
Others	116,996	9.8	122,756	9.6	4.9
Adjustments and eliminations	(20,005)	(1.7)	(23,571)	(1.9)	—

Orders	1,196,439	100.0	1,283,615	100.0	7.3

Note 1. Commencing in fiscal 2007, orders of the Precision Machine Division of Kyocera Corporation, formerly included within “Corporate,” have been reclassified into “Others.” Accordingly, previously reported orders of these reporting segments for fiscal 2006 have been retrospectively reclassified.

Note 2. Due to the reasons set forth in Note 1 on page 5 and Note 1 above, orders of “Others” in fiscal 2006 decreased by ¥10,286 million and “Adjustments and eliminations” increased by ¥(610) million, compared with those previously announced.

Consolidated Production by Reporting Segment

	(Yen in millions)
	Years ended March 31,				Increase (Decrease) (%)
	2006		2007
	Amount	% of total	Amount	% of total
Fine Ceramic Parts Group	68,630	6.0	83,045	6.4	21.0
Semiconductor Parts Group	136,757	11.9	152,425	11.8	11.5
Applied Ceramic Products Group	119,122	10.3	135,137	10.5	13.4
Electronic Device Group	257,558	22.4	290,282	22.5	12.7

Total Components Business	582,067	50.6	660,889	51.2	13.5
Telecommunications Equipment Group	224,687	19.5	253,184	19.6	12.7
Information Equipment Group	244,291	21.2	273,975	21.3	12.2
Optical Equipment Group	13,759	1.2	11,499	0.9	(16.4)

Total Equipment Business	482,737	41.9	538,658	41.8	11.6
Others	85,849	7.5	89,764	7.0	4.6

Production	1,150,653	100.0	1,289,311	100.0	12.1

April 26, 2007 KYOCERA CORPORATION

Consolidated Financial Highlights Results for the Year Ended March 31, 2007

(Yen in millions, except per share amounts, exchange rates and the number of employees)

	Years ended March 31,		Increase (Decrease) (%)
	2006	2007

Net sales	1,173,544	1,283,897	9.4

Profit from operations	99,695	135,102	35.5

Income from continuing operations before income taxes	117,237	156,540	33.5

Net income	69,696	106,504	52.8

Average exchange rates :

US$	113	117	—

Euro	138	150	—

Earnings per share :

Net income

Basic	371.68	566.03	52.3

Diluted	371.43	564.79	52.1

Capital expenditures	88,860	69,896	(21.3)

Depreciation	62,942	70,155	11.5

R&D expenses	57,436	61,100	6.4

Total assets	1,931,522	2,130,464	—

Stockholders’ equity	1,289,077	1,514,560	—

Sales of products manufactured outside Japan to net sales (%)	31.5	34.0	—

The number of employees	61,468	63,477	—

Note: Kyocera sold Kyocera Leasing Co., Ltd., a subsidiary engaged in financing, and as a result, operating results and gain on sales of Kyocera Leasing Co., Ltd. for the year ended March 31, 2007 have been recorded as income from discontinued operations in accordance with accounting principles generally accepted in the U.S. Figures for the year ended March 31, 2006 have been retrospectively reclassified and consolidated statements of income for all prior periods have been adjusted to reflect this presentation. As a result, reclassified consolidated net sales for the year ended 31, 2006 decreased by ¥7,945 million compared with the result previously announced, reclassified profit from operations decreased by ¥3,512 million and income from continuing operations before income taxes decreased by ¥4,151 million, respectively.

To All Persons Concerned

April 26, 2007

Name of Company Listed:	Kyocera Corporation

Name of Representative:	Makoto Kawamura, President and Director

(Code number: 6971, The First Section of the Tokyo Stock Exchange, The First Section of the Osaka Securities Exchange)

Person for inquiry:	Akihiko Toyotani General Manager of Finance Division (Tel: 075-604-3500)

Notice Regarding Election of Accounting Auditor

This is to advise you that the Company has resolved at the meeting of the Board of Directors held today that an agendum regarding the “Election of Accounting Auditor” shall be submitted to the Ordinary General Meeting of Shareholders of the Company to be held on June 27, 2007. This agendum was approved by the Board of Corporate Auditors. The outline of such agendum is as follows:

1.	Reason for election of Accounting Auditor

The term of Misuzu Audit Corporation, as the Company’s temporary Independent Auditor, shall expire at the close of the Ordinary General Shareholders Meeting of the Company to be held on June 27, 2007. In addition, the audit business of Misuzu Audit Corporation is scheduled to be assigned to other audit corporations.

So that the Accounting Auditor conducts audit of the Company in an appropriate and stringent manner, the Company wishes to elect an Accounting Auditor such that the Company obtains the benefit of an audit system undertaken by the certified public accountants who are very much familiar with the Company’s business and accounting policy.

The Company is electing Kyoto Audit Corporation, which will retain all certified public accountants who have been in charge of the Company’s audit.

2.	Name and address of the Accounting Auditor to be elected

Name:	Kyoto Audit Corporation

Address:	8 Shijo-Dori Karasumairu Naginatahoko-cho, Shimogyo-ku, Kyoto-City, Kyoto Prefecture.

3. Name and address of the Temporary Accounting Auditor to resign

Name:	Misuzu Audit Corporation

Address:	Kasumigaseki Building, 2-5, Kasumigaseki 3-chome, Chiyoda-ku, Tokyo

4. Effective date June 27, 2007

1